March 14, 2013

DRAFT

FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:         Neuberger Berman Income Funds; Post-Effective Amendment No. 95
-Neuberger Berman High Income Bond Fund
-Neuberger Berman Strategic Income Fund
-Class R6
-1933 Act File No. 002-85229
-1940 Act File No. 811-03802

Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversation on February 21, 2013, regarding your review of Post-Effective Amendment No. 95 to the registration statement on Form N-1A for Neuberger Berman Income Funds (“Registrant”) on behalf of its series listed above (each a “Fund”).  Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 95 will become effective on March 14, 2013.  We expect to file Post-Effective Amendment No. 99 on March 14, 2013, which will become effective automatically on that date pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Prospectus

Comment 1:  Please remove the word “hypothetical” in the introductory text of the “Expense Example” for each Fund.

Response:  No change was made in response to Comment 1.  The Registrant has considered the Staff’s comment but believes that the variation to the text describing the expense example is permissible pursuant to instruction 1(b) to Item 3 of Form N-1A, which states, in

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 14, 2013

pertinent part: “A Fund may modify the narrative explanations if the explanation contains comparable information to that shown.”

Comment 2:  For Neuberger Berman High Income Bond Fund, please confirm whether floating rate senior secured loans that are considered by the Fund to be High-Yield Bonds would be rated in the lowest investment grade category or lower.

Response:  The Registrant confirms that floating rate senior secured loans that are considered by the Fund to be High-Yield Bonds would be rated in the lowest investment grade category or lower.

Comment 3:  For Neuberger Berman High Income Bond Fund, in the “Principal Investment Strategies” section, please clarify what is meant by the phrase “intermediate-term maturities.”

Response:  For Neuberger Berman High Income Bond Fund, the Registrant has deleted the phrase “intermediate-term maturities” in the “Principal Investment Strategies” section.

Comment 4:  For Neuberger Berman High Income Bond Fund, in the third sentence of the second paragraph of the “Principal Investment Strategies” section, please clarify what is meant by the terms “higher quality” and “lower quality.”

Response:  The Registrant has revised the sentence as follows:

The Fund intends to opportunistically rotate quality and sector exposures throughout the credit cycle, maintaining a higher quality bias in High-Yield Bonds when the Portfolio Managers believe an economic downturn is underway and increasing lower quality holdings of High-Yield Bonds when the Portfolio Managers believe an economic expansion is underway.

Comment 5:  For Neuberger Berman High Income Bond Fund, if the Fund has a target range or ceiling of the amount of the portfolio that may be invested in loans, please add that disclosure in the “Principal Investment Strategies” section.

Response:  The Registrant confirms that Neuberger Berman High Income Bond Fund does not have a target range or ceiling for the amount of the portfolio that may be invested in loans.

Comment 6:  For Neuberger Berman High Income Bond Fund, if the Fund has a target average duration, please add that disclosure in the “Principal Investment Strategies” section.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 14, 2013

Response:  The Registrant confirms that Neuberger Berman High Income Bond Fund does not have a target average duration.

Comment 7:  For Neuberger Berman High Income Bond Fund, please add foreign risk disclosure to the “Principal Investment Risks” section.

Response:  The Registrant has added foreign risk disclosure to Neuberger Berman High Income Bond Fund’s “Principal Investment Risks” section.

Comment 8:  For Neuberger Berman High Income Bond Fund, please add risk disclosure about senior secured loans to the “Principal Investment Risks” section.

Response:  The Registrant has revised “Loan Interests Risk” in the “Principal Investment Risks” section of Neuberger Berman High Income Bond Fund as follows:

Loans generally are subject to restrictions on transfer, and the Fund may be unable to sell loans at a time when it may otherwise be desirable to do so or may be able to sell them only at prices that are less than what the Fund regards as their fair market value. ~~The Fund may find it difficult to establish a fair value for loans held by it.~~ Loans may be difficult to value. Senior secured loans are secured by collateral and generally are subject to restrictive covenants in favor of the lenders or security holders, including the Fund, that invest in them. In most loan agreements there is no formal requirement to pledge additional collateral. Therefore, t~~T~~here is a risk that the value of the collateral securing . . . . .

Comment 9:  For each Fund, please consider revising “Sector Risk” in the “Principal Investment Risks” section to state that the Fund may but does not necessarily intend to concentrate in a particular sector.

Response:  No change was made in response to Comment 9.  The Registrant believes that the current disclosure which includes the phrase “to the extent the Fund invests” is sufficient to indicate that each Fund may but does not necessarily intend to invest in a particular sector.

Comment 10:  For Neuberger Berman High Income Bond Fund, in the “Buying and Selling Shares” section, please replace “sell” with “sell (redeem).”

Response:  The Registrant has made the requested change.

Comment 11:  For each Fund, please revise the “Buying and Selling Shares” section to state explicitly that there is no investment minimum.

Response:  The Registrant has made the requested change.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 14, 2013

Comment 12:  Please confirm the expense limitation agreement will be filed as an exhibit to Post-Effective Amendment No. 99 and that there is no intent to terminate the agreement.

Response:  The Registrant confirms that the expense limitation agreement will be filed as an exhibit to Post-Effective Amendment No. 99 and that there is no intent to terminate the agreement.

Comment 13:  For Neuberger Berman Strategic Income Fund, in the “Principal Investment Risks” section, please consider whether all of the principal risks related to the Fund’s potential usage of derivatives are described.

Response:  The Registrant has revised “Derivative Risk” in the “Principal Investment Risks” section of Neuberger Berman Strategic Income Fund as follows:

Derivatives Risk. Derivatives involve risks different from, ~~or~~ and in some respects greater than, those associated with more traditional investments. Derivatives can be highly complex, can create investment leverage and may be highly volatile, and the Fund could lose more than the amount it invests. Derivatives may be difficult to value and may at times be highly illiquid, and the Fund may not be able to close out or sell a derivative position at a particular time or at an anticipated price. The Fund’s investments in derivatives create counterparty risk related to the risk that a futures commission merchant (“FCM”) would default on an obligation set forth in an agreement between the Fund and the FCM. Recent legislation calls for new regulation of the derivatives markets and could limit the Fund’s ability to pursue its investment strategies. The extent and impact of the regulation are not yet fully known and may not be for some time. New regulation of derivatives may make them more costly, may limit their availability, or may otherwise adversely affect their value or performance.

Comment 14:  For Neuberger Berman Strategic Income Fund, in the “Principal Investment Risks” section, please consider clarifying the risks related to tender option bonds, convertible securities and preferred securities.

Response:  No change was made in response to Comment 14.  The Registrant has considered the Staff’s comment but given the current level of Neuberger Berman Strategic Income Fund’s exposure to these investment types, the Registrant believes no change is necessary to the current disclosure.  The Registrant will consider clarifying the risks related to these investment types if the level of Fund’s exposure increases in the future.

Comment 15:  For Neuberger Berman Strategic Income Fund, in the “Performance” section, please state what the former goal was prior to the change in February 28, 2008.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 14, 2013

Response:  The Registrant has revised the second paragraph of the “Performance” section for Neuberger Berman Strategic Income Fund as follows:

The Fund had a different goal, to maximize income without undue risk to principal, and investment strategy, which included managing assets by an asset allocation committee, prior to February 28, 2008~~, i~~. Its performance prior to that date might have been different if the current goal and investment strategy had been in effect.

Comment 16:  Please revise “Lower-Rated Debt Securities” in the “Descriptions of Certain Practices and Security Types” section to note that such securities are commonly known as junk bonds.

Response:  The Registrant has made the requested change.

Comment 17:  Please remove references to the risks of investing in foreign securities in the “Information about Additional Risks” since each Fund includes foreign and emerging market risk in the “Principal Investment Risks” section.

Response:  The Registrant has made the requested change.

Statement of Additional Information

Comment 18:  Please update the disclosure in “Investment Information – Additional Investment Information” section under the heading “Regulatory Limitations on Using Futures, Options on Futures, and Swaps” to reflect the recent changes to the Commodity Futures Trading Commission (“CFTC”) regulations related to exclusions from such regulations.

Response:  The Registrant has updated the disclosure to reflect the recent changes to the CFTC regulations.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9430 or Franklin H. Na at (202) 778-9473.  Thank you for your attention to this matter.

Sincerely,

/s/Christyn R. Rossman
Christyn R. Rossman